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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: August 19, 2005
	By:	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

Guidelines of Conduct

        TD Bank Financial Group ("TDBFG") is comprised of The Toronto-Dominion Bank ("TD Bank") and all of its subsidiaries and affiliates globally. All sections of the Guidelines of Conduct apply to all employees, officers and directors of TDBFG companies (where the director is acting in the capacity of a representative of TDBFG). For ease of reference, employees, officers and directors are referred to as "employees" or "you", except for sections that are specifically noted as only applying to certain employees or directors. Certain businesses in TDBFG have supplementary guidelines of conduct and policies that apply to employees or directors working for or on behalf of those businesses that must be complied with in addition to these Guidelines of Conduct and the General Human Resources Policies of TDBFG.

SUMMARY

        At TDBFG we uphold the highest standard of ethical business and personal conduct, integrity and professionalism. We are a responsible corporate citizen. While reaching our business goals is critical to our success, equally important is the way we achieve them.

The TDBFG Guidelines of Conduct contain the standards that govern the way we deal with each other, our customers and shareholders. They clearly define organizational expectations, and align our collective approach to important company policies and the way we do business.

Within this framework, employees are expected to exercise good judgment and be accountable for their actions. Employees are responsible for adhering to the Guidelines of Conduct, and must always seek the advice of their manager, or Human Resources representative, to clarify any situation where the appropriate behaviour (in line with the Guidelines of Conduct) is unclear or ambiguous.

Furthermore, employees are obligated to report, in a timely fashion, any possible violations of the Guidelines of Conduct they may witness. Reporting in good faith possible violations by others will not subject you to reprisal. In fact, retaliations or disciplinary action for reporting suspected unethical or illegal conduct by another employee as provided for in the Guidelines of Conduct or for coming forward to alert TDBFG of any questionable situation is against the law.

The Guidelines of Conduct state the fundamental principles, norms and behaviours that are expected of all employees, officers and directors of TDBFG worldwide. For employees, they form an integral part of the employment contract with TDBFG. All employees are required to review and attest to compliance with the Guidelines of Conduct on an annual basis.

1) RESPECT FOR THE LAW

A. Making the Right Decision

As an employee, concern for what is right should form the basis of all your business decisions.

Ensure that you observe all laws governing the operation of your business activities applicable in the country in which you work.

Never undertake a transaction which could reasonably be considered suspect, even if it might be regarded as a customary activity in the particular area where the activity is proposed.

2) PERSONAL INTEGRITY

A. Criminal Record

You are required to abide by the laws applicable in the country in which you work. As an employee, if you are convicted of a criminal offence (including a provincial offence or a regulatory offence) for which no pardon has been granted, you must inform your Human Resources representative. There may be employment consequences as a result of your conviction.

B. Excessive Personal Debt

As an employee, you are expected to arrange your personal finances to ensure you can meet your financial obligations from your salary and other personal assets. If you are experiencing difficulties in managing your personal finances, you must discuss them with your manager or business/department head. You must also inform your Human Resources representative, who may arrange financial counselling.

C. Accepting Gifts

Do not accept, whether or not for your own personal benefit, any loans, gifts, services, accommodations, favours, or other benefits having any value other than nominal value from any person or agent doing or seeking to do business with TDBFG. You may not solicit any gift of any size under any circumstances. In determining whether a gift is of nominal value, consider whether the monetary value of the gift could reasonably be construed by the giver, you or another as an attempt to influence your behaviour or that of TDBFG, as well as the value of the gift in relation to you. In this regard, it is also important to consider the circumstances, nature and timing of the gift.

Gifts etc. of nominal value may be accepted provided they:

  •
  are not negotiable or readily convertible to cash (e.g. securities, cash, cheque, gift certificate or money order);

  •
  are consistent with accepted business practice;

  •
  are of limited value and cannot be construed as an attempt to influence;

  •
  do not contravene any law and would not compromise the integrity of TDBFG, the employee or recipient.

Offers of gifts which could be considered to have more than nominal value are to be declined. If there is any doubt as to the suitability of a gift, you must contact your Human Resources representative for guidance.

To assist in interpreting these rules, the following examples are provided:

1.
Having lunch or dinner with a supplier of services to TDBFG would not normally be prohibited even though the supplier is likely trying to maintain or extend the services, provided that the lunch or dinner is of a nature that is consistent with accepted business practices.

2.
Events which involve travel and/or overnight accommodation at the expense of the supplier would not be acceptable, even where there is arguably an educational element. If the educational element is worthwhile, it should be funded by TDBFG subject to the usual required approvals.

3.
Attending events locally with a supplier would generally be acceptable, subject to being reasonable and consistent with accepted business practices. Accepting tickets to events for personal use should be subject to the guidance for other gifts provided above.

D. Substance Abuse

TDBFG is committed to providing an environment that is free of alcohol and drug abuse. The use of alcohol and drugs may inhibit employees from performing their work responsibilities effectively. The following conduct is prohibited:

  •
  Consuming alcoholic beverages in quantities that prevent performance of the job requirements, or that impair an employee's judgment during working hours;

  •
  Consuming, providing or serving alcoholic beverages in TDBFG's business offices or branches, except the serving of alcoholic beverages where permitted and licensed by law and approved at minimum by a TDBFG Senior Vice President and the head of Human Resources for the business;

  •
  Consuming, possessing, selling or distributing illegal substances while in TDBFG business offices or branches;

  •
  Consuming illegal substances in quantities that prevent performance of the job requirements, or that impair an employee's judgement during working hours.

Employees who are concerned they may have an alcohol or substance abuse issue are encouraged to seek assistance through their physician, community programs, TDBFG Health Services and/or the Employee Assistance Program.

E. Harassment and Discrimination in the Workplace

The principles of fairness and equity regarding the treatment of employees, customers, suppliers and other business associates underlie how TDBFG conducts itself.

TDBFG is committed to a workplace:

  •
  where the terms and conditions of employment are equitable;

  •
  free from harassment or discrimination on the grounds of sex, race, national or ethnic origin, colour, religion, age, disability, marital status, family status, sexual orientation and convictions for which a pardon was granted.

You have an obligation to treat other employees with respect, dignity and fairness at all times. TDBFG will not condone any behaviour from its employees towards other employees which could be construed as harassment or discrimination.

You are expected to abide by the Canadian Human Rights Act or human rights legislation of the country in which you work, whichever is the higher standard.

F. Use of the Internet, Email and Electronic Media

Knowingly transmitting, viewing, generating, printing, retrieving or storing any communication of a discriminatory, defamatory, obscene, damaging (e.g. viruses), threatening or harassing nature or any material that is inappropriate for the business environment (e.g. sexually oriented literature/pictures, chain letters, etc.) is prohibited. These principles also apply to the use of electronic voicemail and to all business media.

You are further prohibited from disclosing confidential or proprietary information about or belonging to TDBFG or for any other purpose that is illegal, against TDBFG policy or contrary to the best interests of TDBFG via the Internet, email, voicemail or any other medium.

G. Irregular Business Conduct

Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will in no circumstance be tolerated. In addition to any internal disciplinary action that may be taken, such conduct may also result in criminal prosecution or civil suit. Examples of such conduct include, but are not limited to, the following:

  •
  Bribery — Engaging in any act that can be perceived as giving or receiving a bribe or other questionable payment.

  •
  Commission Sharing — Any commission sharing (such as finders fees or secret commission) with any other officer, employee or director, agent or broker who is not licensed to buy or sell the security or instrument which gave rise to the commission, or is not part of an established commission-sharing program.

  •
  Theft — Defalcation, embezzlement or misappropriation of funds or property belonging to TDBFG, or entrusted to TDBFG.

  •
  Falsifying Records — In no circumstances should you make, or allow to be made, entries to any account which are either false or which obscure the true nature of the transaction. TDBFG is responsible to provide fair, accurate, timely and understandable disclosure in reports and documents that TDBFG files with, or submits to, any regulatory body and in other public communications made by TDBFG. You must not manipulate or falsify any TDBFG financial statement, record or return.

  •
  Money Laundering and Kiting — Money laundering is the process of using multiple transactions conducted through various financial institutions to disguise the original source of illicit funds. Money laundering is a criminal offence and knowingly failing to report a suspected money laundering scheme is also a criminal offence.

    Kiting is a fraudulent mechanism that creates an illusion of a balance in an account using some method of physically or electronically transferring funds between two or more accounts. Artificial balances are then withdrawn.

    You must not knowingly initiate or be party to a money laundering or kiting scheme. Employees will be considered to have been party to a money laundering or kiting scheme if it is evident they knew or ought to have known of the activity. Suspicious situations must be reported to Corporate Security or Human Resources.

  •
  Terrorism — TDBFG is committed to conducting business in full compliance with the United Nations Suppression of Terrorism Regulations. No TDBFG employee shall knowingly deal, directly or indirectly, in any property of a person known to be involved in or supporting terrorism activities of any kind.

    Suspicious situations must be reported to Corporate Compliance.

  •
  Tied Selling — Coercing or imposing undue pressure on customers to obtain a product or service from or transfer other business to TDBFG as a condition of approving their request for a product or service (e.g. loans, mortgages etc.).

  •
  Trading on Inside Information — Using material, non-public information learned on the job when engaging in trades of securities. Information is material if it would reasonably be expected to have a significant effect on the value of securities of the issuer.

    Employees with material non-public information about TDBFG or its customers or prospective customers, and those who have access to that information, are prohibited by law from trading in securities of those entities or relaying the information to others who do not have a "need-to-know". This procedure works in conjunction with TDBFG's Firewalls Policies and Procedures and is administered by Corporate Compliance.

    Examples of material information include but are not limited to:

  •
  a significant acquisition, sale, merger, contract or takeover bid;

  •
  a change in the general character or nature of the company;

  •
  proposed changes in a company's capital structure;

  •
  earnings information or information about a dividend declaration that is not available to the public.

  •
  Trading Accounts    Do not open and operate a trading account in the name of the business unit with any broker or investment dealer, or knowingly allow a broker to do so, without the prior written approval of your Regional Office or Business Head.

H. Copyrighted Material

Software, videos and other copyrighted material and video reproduction and use are subject to applicable copyright laws and penalties for misuse.

I. Dealing with TDBFG's Assets

All information between TDBFG and its customers, employees or business partners is an asset of TDBFG and you must keep it secure from third parties.

Make every effort to protect from harm, loss and misuse, all TDBFG property and assets, including those in your custody and control and which are your responsibility. These may include, but are not limited to, cash, negotiable instruments (e.g. drafts, money orders, securities certificates, etc.), premises, equipment, bank records, customer or employee information, computer resources and information systems.

You may use TDBFG property only for the purpose of executing your accountabilities with TDBFG.

Do not establish or operate for any purpose an account on TDBFG's books, the propriety of which cannot withstand the closest public scrutiny.

J. TDBFG Stationery

TDBFG stationery (including forms, letterhead and envelopes); faxes where the name, address or phone number of any TDBFG company, business or head office department is automatically printed on the fax; or emails (paper or electronic copies) where the @website is a TDBFG website, must be used solely for TDBFG's business purposes. TDBFG communications materials must not be used for personal reasons (except as permitted under TDBFG's Internet, Email and Electronic Media Policy) as this could lead to a misunderstanding and damage TDBFG's reputation. Incidental use of such material (e.g. fax cover sheet), where you make it clear in the communication that it is from you personally, may be allowed with prior permission from your manager.

K. Reasonable Expenses

TDBFG's funds are to be safeguarded for the benefit of TDBFG's shareholders. You should incur only reasonable expenses. You are entitled to claim expenses actually incurred for TDBFG business within TDBFG guidelines.

3) CONFLICTS OF INTEREST

A. Ethical Conduct

TDBFG exercises the highest degree of ethical corporate conduct and recognizes that customers and the public have a right to openness and honesty in all their dealings with us. You must be fair and honest in all your dealings with TDBFG's shareholders, customers, suppliers, competitors and employees. You must not knowingly induce an employee of another organization to breach that organization's code of ethics. You must conduct yourself in a manner that demonstrates commitment to the highest standards of personal integrity, and in ways that respect the reputation and position of trust placed upon TDBFG.

B. Conflicts Arising from Personal Benefit

A conflict may arise where you have reason to act in a manner that is not in the best interest of TDBFG, its customers or shareholders. Often this is because you, or someone with whom you have a close personal relationship, stands to benefit from the action in some way.

You must be vigilant to identify and report conflicts of interest, and avoid acting in a manner that is not in the best interests of TDBFG. Many controls, processes, rules and procedures are in place to help you avoid situations that might give rise to an appearance of a conflict of interest, whether or not such a conflict of interest actually exists.

C. Corporate Opportunities

You may not compete with TDBFG or take for yourself personal opportunities that are discovered through the use of TDBFG property, information or position unless such competition or opportunity is first disclosed in writing to your Human Resources representative (or, in the case of the chief executive officer or a director, to the Board of Directors) and such competition or the taking of such opportunity is approved or determined not to be material. Furthermore, you may not use TDBFG property, information or position for personal gain. You have a duty to advance its legitimate interests when the opportunity to do so arises.

D. Relationships in the Workplace

You should not give to or receive from any friend, associate, partner, relative or person with whom you are involved in a close personal relationship any special consideration relating to employment or conditions of employment. Relatives include a spouse (including a common-law spouse or partner), parent, child or other relative (including in-laws) of your spouse or partner.

As an employee, your business decisions must be based on sound ethical business practices, and your Human Resources decisions must be based on sound management practices and not be influenced by personal concerns.

If you have a supervisory/subordinate (subordinate includes anyone with a direct or indirect reporting relationship) or dual custodial relationship with a relative or someone in a close personal relationship, you must report that relationship to your manager and your Human Resources representative. This will avoid the perception of, and potential for, unequal treatment of employees. If the potential for a conflict of interest exists, one of the parties may be relocated.

E. Conducting Financial Transactions for Yourself or Involving Those in a Close Personal Relationship

To avoid any real or perceived conflict of interest, you may not act:

1)
in a lending capacity; or

2)
complete or process financial transactions

for yourself, a relative, or an individual with whom you are involved in a close personal relationship.

In addition, ALL employee financial transactions must be processed by another employee.

F. Disclosing Interest and Abstaining from Participation

You must disclose any interest you have in a material contract or proposed material contract involving TDBFG over which you may have some influence or perceived interest. You must also disclose that you are an officer or director of an entity that is party to a material contract or proposed material contract involving TDBFG over which you may have some influence or perceived interest. Disclosure of a material transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be made at the earliest opportunity to your supervisor (or, in the case of the chief executive officer or a director, to the Board of Directors).

In addition, you must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which you have an interest described above.

4) CONFIDENTIALITY OF INFORMATION

A. Customer Information

Customer information must be kept confidential. You must not discuss with or disclose to anyone outside TDBFG any customer information unless you are required to do so by law, where authorized in writing by the customer (where the law allows them to disclose information with permission), or directed to do so in circumstances described in TDBFG policies and procedures. All requests not dealt with in these policies and procedures must be referred to a senior officer. When discussing or disclosing information ensure the medium for communication is secure. All information must be protected (kept confidential) during transit whether it is by mail, telephone, cellular telephone, fax or email.

You must exercise care to ensure that paper and electronic customer information is kept under strict control and remains confidential, particularly if you work outside TDBFG premises, or when using electronic media such as email and cellular phones.

You must not knowingly access, share, use or permit unauthorized access to customer information other than in the legitimate circumstances described above.

TDBFG's privacy code, Protecting Your Privacy, publicly states our commitment to our customers.

B. Protecting Employee Privacy

As with customer privacy, TDBFG takes its responsibility to protect employee privacy seriously, as outlined in the Privacy and Protection of Employee Information Policy. As an employer, TDBFG is permitted to collect, store, use and disclose employee personal information in order to administer the employment relationship.

If you have access to employee personal information you must maintain strict control and confidentiality of that information at all times, whether you work inside or outside of TDBFG premises.

You must not knowingly access, share or permit unauthorized access to employee personal information, other than as permitted by the employee, required by law or as required to administer the employment relationship on behalf of TDBFG.

C. Systems Security

Employees using TDBFG systems and accessing TDBFG information must be clearly identified at all times. In addition, access to passwords must be strictly controlled. It is your responsibility to take the necessary steps to protect your logon-id, password, digital signature or other token that you use to identify yourself to the TDBFG network. This mandate also applies to access given to third parties or agents through any shared computer system or direct access to TDBFG systems.

Communication conducted over TDBFG's internal network or any external network is not considered private. Communication conducted over external networks must be protected (e.g. with encryption) from unauthorized access. When communicating via TDBFG's internal network, you should consider the sensitivity and confidentiality of the information. All computer hardware, software, email, voicemail and Internet accounts provided to employees are the property of TDBFG, and, as such, may be monitored and accessed by authorized TDBFG representatives at any time. In addition, all information stored, processed or transmitted on any TDBFG system or networks, or system used by TDBFG to conduct business, is considered the property of TDBFG.

You must exercise vigilance in protecting TDBFG systems against computer viruses.

5) COMPLIANCE WITH THE GUIDELINES OF CONDUCT

A. Your Responsibilities

You have a responsibility to TDBFG to report immediately, without exception, irregular business practices, harassing behaviour, or any other violation of the Guidelines of Conduct, on the part of other employees that come to your attention. Report these activities to your manager, your Business Head, your Human Resources representative, your Regional Office, the Employee Ombuds Office, or Corporate Investigations as the circumstances require. Should you suspect any violation of the Guidelines of Conduct by an executive officer (other than the general counsel) or a director, evidence of that violation should be reported to the general counsel. Should you suspect any violation of the Guidelines of Conduct by the general counsel, evidence of that violation should be reported to chief executive officer. Failure to report any known breach of the Guidelines of Conduct or of TDBFG's Respect in the Workplace policy may have serious consequences for you as well as for the actual offenders.

B. Failure to Comply

You must comply with the Guidelines of Conduct as a condition of employment. Therefore, it is your responsibility to be aware of and understand the Guidelines of Conduct. You are required to remain in compliance with them at all times. Failure to do so will result in disciplinary action, up to and including termination of employment for cause. You could also be subject to disciplinary action if you do not comply with other TDBFG policies, including but not limited to those specifically identified in the Guidelines of Conduct. The members of the Board of Directors of TDBFG (when acting in the capacity of a representative of TDBFG) are also required to comply with the Guidelines of Conduct, with any action to be taken for failure to comply subject to the policy and procedures of the Board of Directors.

C. Other Requirements

These Guidelines of Conduct do not attempt to deal specifically with all aspects of the conduct required of TDBFG employees. Consequently, situations may arise where it is difficult for you to determine with certainty the correct action to follow. In such an event, consult with a more senior TDBFG officer or your Human Resources representative, so that both TDBFG's and your short and long-term interests are fully recognized and properly served.

D. Waivers

In certain limited situations, TDBFG may waive application of the Guidelines of Conduct to employees, officers or directors. With respect to employees (other than executive officers), any such waiver requires the express approval of the general counsel as well as the executive officer and Human Resources representative responsible for that employee. With respect to executive officers and directors, any such waiver requires the express approval of the Audit Committee. TDBFG will publicly disclose any such waiver granted to an executive officer or director as required in accordance with applicable legislation.

E. Staff Declarations

You may be asked during branch or department audits to complete and return a declaration stating that you have reviewed and abide by the Guidelines of Conduct. All employees will also be asked to report any irregular business conduct or harassing behaviour of which they are aware.

TDBFG requires an annual acknowledgement from all employees. This acknowledgement states that the employee is aware of and has abided by TDBFG's Guidelines of Conduct.

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FORM 6-K SIGNATURES
Guidelines of Conduct